September 9, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Christine Davis, Assistant Chief Accountant Mark Shannon, Staff Accountant

Re:
Response to Comment Letter (the “Comment Letter”) of July 21, 2008 relating to the Form 10-K for the Fiscal Year ended December 31, 2007 (the “10-K”) for uVuMobile, Inc. (the “Company”) as filed with the Securities and Exchange Commission (File No. 000-26809)

Dear Ms. Davis and Mr. Shannon:

Below we have identified the comments sent to the Company in the Comment Letter and have set forth our responses.  Once we receive any additional comments on our response, we will file an amended 10-K reflecting such changes.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9.A.     Controls and Procedures, page 23

1.
It does not appear that management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting

Response:  The Company proposes replacing Item 9.A with the Item 9A(T) as set forth below:

“Item 9A(T). Controls and Procedures.

Management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rule 13a-15 of the Securities Exchange Act of 1934, that are designed to cause the material information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 to be recorded, processed, summarized, and reported to the extent applicable within the time periods required by the Securities and Exchange Commission’s rules and forms.  In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.

As of the end of the period covered by this report, the Company performed an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective at the reasonable assurance level.

Report on Management’s Assessment of Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined under applicable Securities and Exchange Commission rules as a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financials statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2007, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting.  Based on the assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Changes in Internal Control over Financial Reporting

No changes were made to the Company’s internal control over financial reporting (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

No Attestation Report of Independent Registered Public Accounting Firm Required

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.”

2.
Please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

Response:   The Company does not feel that management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007.  The language originally listed under Section 9A. addressed many of the issues to be addressed in the Report on Management’s Assessment of Internal Control over Financial Reporting.  The Company failed to address some of the Items in Item 308(T) in the annual report itself through an oversight caused by transitioning the chief financial officer role.  The assessment itself was performed.

3.
We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control system are met.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Response:  We have addressed this in our response to Item 1 above.

Exhibits 31.1 and 31.2

4.
We note that paragraphs two and three of the certification of your Principal Executive Officer and Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 replace the word “report” with “Annual Report.”  Please revise your certification to reflect the exact wording in Item 601(b)(31) of Regulation S-K.

Response:  When we file the amended 10-K, we will make the appropriate changes in Exhibits 31.1 and 31.2.

In connection with our responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact Ron Warren by phone at (678) 417-8570 or email at rwarren@uvumobile.com, or you can contact me by phone at (919) 264-4081, by email at donlocke2244@yahoo.com or by fax at (919) 882-1851.

Very truly yours, /s/ Donald T. Locke Donald T. Locke Interim General Counsel

CC:	Scott Hughes Ron Warren